Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333−136666
July 20, 2007

Media Contact:	Monica Orbe Global Equities Bear, Stearns & Co. Inc. (212) 272-9294 morbe@bear.com

Immediate Release

BEAR STEARNS LAUNCHES BEARLINXSM EXCHANGE TRADED NOTE
LINKED TO THE ALERIAN MLP SELECT INDEX

NEW YORK - New York - July 20, 2007 - Bear, Stearns & Co. Inc. (NYSE: BSC) today announced that it has launched the first Exchange Traded Note (ETN) designed to provide investors with efficient access to energy-related Master Limited Partnerships (MLPs). The ETN, called BearLinxSM Alerian MLP Select Index ETN, captures the performance of the Alerian MLP Select Index (AMZS Index) - a comprehensive benchmark of energy-oriented MLPs. The BearLinxSM ETN is listed on the New York Stock Exchange and began trading today under the symbol “BSR”.

“The BearLinx ETN offers investors exposure to a diversified MLP index through one purchase where no Exchange Traded Fund exists or has yet been created,” said Bill Bamber, senior managing director in Bear Stearns Structured Equity Products. “This ETN is an innovative way for institutions and individual investors to access the MLP market in both a cost and operationally efficient manner,” added Joshua Dunivant, salesperson in Structured Equity Products.

The 20-year BearLinxSM ETN will track the change in the level of the AMZS Index and investors will receive monthly coupons equal to the amount of dividends that would be paid by the MLPs underlying the AMZS Index each month, minus a tracking fee. The MLPs underlying the AMZS Index are generally limited partnerships engaged in the exploration, marketing, mining, processing, production, storage or transportation of any mineral or natural resources. Alerian Capital Management launched the Alerian MLP Select Index on May 16, 2007.

For more information, Bear Stearns clients should contact their Bear Stearns sales representative.

About Bear Stearns
Founded in 1923, The Bear Stearns Companies Inc. (NYSE: BSC) is a leading financial services firm serving governments, corporations, institutions and individuals worldwide.  The Company’s core business lines include institutional equities, fixed income, investment banking, global clearing services, asset management, and private client services. Headquartered in New York City, the company has approximately 15,000 employees worldwide.  For additional information about Bear Stearns, please visit the firm’s web site at www.bearstearns.com.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by following the hyperlinks provided below. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-803-9204, or you may request a copy from any other dealer participation in the offering. You may also access the prospectus, prospectus supplement and pricing supplement on the SEC website as follows:
Pricing Supplement: http://www.sec.gov/Archives/edgar/data/777001/000114420407037421/v081375_424b5.htm
Prospectus Supplement: http://www.sec.gov/Archives/edgar/data/777001/000104746906011015/a2172743z424b5.htm
Prospectus:  http://sec.gov/Archives/edgar/data/777001/000104746906011007/a2172711zs-3asr.htm

Alerian MLP Select Index, Alerian MLP Select Total Return Index, Alerian MLP Index and Alerian MLP Total Return Index are trademarks of Alerian Capital Management LLC and their use is granted under a license from Alerian Capital Management LLC.